Eric Blanchard

+1 212 479 6565

eblanchard@cooley.com

January 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:    Jenn Do

Kevin Kuhar

Christopher Edwards

Alan Campbell

Re:      Landos Biopharma, Inc.

Registration Statement on Form S-1

Filed January 13, 2021

File No. 333-252083

Ladies and Gentlemen:

On behalf of Landos Biopharma, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated January 26, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed on January 13, 2021.

The Company is concurrently publicly filing a revised Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Prospectus Summary

Overview, page 1

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

January 28, 2021

Page Two

1.

We note your discussion of the results of your Phase 2 clinical trial of BT-11 for mild to moderate UC. Please revise your disclosure here and in Business to clarify whether or not the trial achieved its primary and secondary endpoints.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 89 of the Registration Statement.

* * * *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

January 28, 2021

Page Three

Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Eric Blanchard

cc:	Josep Bassaganya-Riera, Landos Biopharma, Inc.

Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com